Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 15, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Caesars Entertainment Resort Properties, LLC

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our clients, Caesars Entertainment Resort Properties, LLC, Caesars Entertainment Resort Properties Finance, Inc., Harrah’s Las Vegas, LLC, Harrah’s Laughlin, LLC, Rio Properties, LLC, AC Conference HoldCo., LLC, AC Conference NewCo., LLC, Caesars Florida Acquisition Company, LLC, Caesars Linq, LLC, Caesars Octavius, LLC, Flamingo Las Vegas Operating Company, LLC, Harrah’s Atlantic City Mezz 1, LLC, Harrah’s Atlantic City Mezz 2, LLC, Harrah’s Atlantic City Mezz 3, LLC, Harrah’s Atlantic City Mezz 4, LLC, Harrah’s Atlantic City Mezz 5, LLC, Harrah’s Atlantic City Mezz 6, LLC, Harrah’s Atlantic City Mezz 7, LLC, Harrah’s Atlantic City Mezz 8, LLC, Harrah’s Atlantic City Mezz 9, LLC, Harrah’s Atlantic City Operating Company, LLC, Harrah’s Atlantic City Propco, LLC, Octavius/Linq Intermediate Holding, LLC, and Paris Las Vegas Operating Company, LLC (each an “Issuer” and collectively the “Issuers”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”), in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange (1) $1,000,000,000 aggregate principal amount of the Issuers’ 8% First-Priority Senior Secured Notes due 2020 and the guarantee of such securities by the Issuers for a like principal amount of substantially similar notes and guarantees of such securities by the Issuers that were issued in a transaction exempt from registration under the Securities Act, and (2) $1,150,000,000 aggregate principal amount of the Issuers’ 11% Second-Priority Senior Secured Notes due 2021 and the guarantee of such securities by the Issuers for a like principal amount of substantially similar notes and guarantees of such securities by the Issuers that were issued in a transaction exempt from registration under the Securities Act.

The Issuers have informed us that the filing fee in the amount of $276,920.00 was wired to the Securities and Exchange Commission’s account at U.S. Bank, N.A.

Should you have any questions regarding the Registration Statement, please feel free to contact Jonina Sauer at (212) 373-3492 or jsauer@paulweiss.com or the undersigned at (212) 373-3055 or mthurmond@paulweiss.com.

Very truly yours,

/s/ MONICA K. THURMOND

Monica Thurmond

cc:	Donald Colvin
Caesars Entertainment Resort Properties, LLC
dcolvin@Caesars.com

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